FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 1, 2004.

Leonardo Del Vecchio to Recommend Appointment of Andrea Guerra as New Chief Executive Officer of Luxottica Group

MILAN, Italy, July 1 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) confirms that, as reported in the Italian press, Andrea Guerra has been proposed for appointment as the Group’s new chief executive officer.

Leonardo Del Vecchio, chairman of Luxottica Group, commented, “The proposed addition of Mr. Guerra to our management team is a particularly important step for our Group because it addresses two important needs. On one hand, going forward the growth of the Group will require an increasingly strong and structured management team. On the other hand, the proposed appointment would allow me to focus exclusively on my responsibilities as chairman of the Board of Directors, with the new chief executive officer assuming control of day-to-day operations.”

“Mr. Guerra is a manager whom we expect to make a significant contribution to the future growth of our Group, also thanks to his professional experience at Merloni Elettrodomestici, where he was one of the individuals who spearheaded the international expansion and performance improvement of that company. With his arrival, our management team would benefit from skills and experience that we believe are particularly important for the long-term growth of our Group.”

Roberto Chemello, current chief executive officer of Luxottica Group, will continue his collaboration with the Group and will remain as a member of its Board of Directors.

The proposed appointment will be discussed by Luxottica Group’s Board of Directors at its next scheduled meeting on July 27, 2004, together with the results for the period ended June 30, 2004.

Andrea Guerra, 38, was most recently with Merloni Elettrodomestici, one of the leading European manufacturers of white goods, where he had been chief executive officer for the past four years since 2000. At Merloni, Mr. Guerra held positions of increasing responsibility since joining the company in 1994. Prior to joining Berloni, Mr. Guerra was Marketing Director of Marriott Italia.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its seven facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.6 and euro 267.3 million. Additional information on the company is available on the web at http://www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Roberto Chemello
DATE: July 8, 2004	ROBERTO CHEMELLO, CHIEF EXECUTIVE OFFICER